Attorney and counselors at Law	203 N LaSalle, Suite 2100 Chicago, IL 60601 Tel (312) 888-6633 Fax (217) 970-1066 Info@getechlaw.com

June 1, 2021

Attn: Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Efund City Metro Income Fund LLC Draft Offering Statement on Form 1-A Submitted July 27, 2020 CIK No. 0001809632

Dear Mr. Regan:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated October 21, 2020 (the “Comment Letter”) addressed to Efund City Metro Income Fund LLC (the “Company”, “we”, “our”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Amendment to Draft Offering Statement

Operating Agreement, page 42

1.	Refer to prior comment 9. Please revise your disclosure to state clearly whether the mandatory arbitration provisions of each of your subscription agreement and operating agreement apply to claims under the Securities Act or the Securities Exchange Act. In addition, clarify whether such arbitration provisions apply to purchasers in secondary transactions. Also, revise the risk factor on page 23 to clarify, if true, that claims may be made in state or federal courts in the State of New York

Response to Comment No. 1:

In accordance with the Staff’s comment, the Company has revised the disclosures on page 23.

Signature, pages III-2

2.	Refer to prior comment 10. Please revise your signature page to include the separate signature blocks required by Form 1-A, including the signatures of a majority of the members of your governing body. In addition, ensure that you identify each capacity in which the officer is signing, such as principal accounting officer.

Response to Comment No. 2

In accordance with the Staff’s comment, the Company has revised the signature section.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me.

Very truly yours,

GETECH LAW LLC

By:	/s/ Ge (Linda) Lei
Ge (Linda) Lei

cc:	Mr. Fan ‘Richard’ Liu